EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

ONEOK, Inc.

We consent to the incorporation by reference herein of our reports dated March 7, 2005 with respect to the consolidated financial statements of ONEOK, Inc. and subsidiaries as of December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, which reports appear in the December 31, 2004 annual report on Form 10-K of ONEOK, Inc. Our report refers to a change in accounting for asset retirement obligations, stock-based compensation, and contracts involved in energy trading and risk management activities for 2003 and for goodwill and other intangible assets in 2002.

/s/ KPMG LLP

Tulsa, Oklahoma

November 30, 2005